UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 25th, 2025

(Date of Report (Date of earliest event reported))

GRAZE, INC.
(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive Suite 400 Plano, Texas 75024	90401
(Address of principal executive offices)	(ZIP Code)

972.598.9740

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

OnFebruary 25, 2025, the Board of Directors of Graze, Inc. (the “Company”) approved the appointment of Randy Samsel as a member of the Board of Directors. Mr. Samsel brings over three decades of experience in executive search, leadership development, and governance advisory. His addition strengthens the Company’s strategic oversight and corporate governance capabilities.

On March 24, 2025, the Board of Directors also approved the appointment of Don Allen Price as the Company’s Chief Financial Officer and Senior Vice President of Administration and Operations. Mr. Price is a seasoned executive with deep experience in financial strategy, operational leadership, and administrative infrastructure within high-growth banking and industrial businesses. His appointment aligns with the Company’s ongoing efforts to scale operations and maintain disciplined financial management.

There are no family relationships between Mr. Samsel or Mr. Price and any director or executive officer of the Company. Neither appointment was made pursuant to any arrangement or understanding with any other person. No material plan, contract, or arrangement has been entered into with either appointee outside of customary compensation to be disclosed in future filings, as applicable.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Title:	Chief Executive Officer & Director
Date:	May 5, 2025

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